No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On November 1, 2007, Honda announced that its first U.S. auto plant, Honda’s Marysville Auto Plant celebrated 25 years of production. It was the first Japanese auto plant to build a car in America, marking a milestone that brought innovation to the U.S. auto industry and vaulted Honda to a leadership position. Honda’s Marysville Auto Plant spend the day building more than 1,800 cars and light trucks. Later this month, they hit another milestone - production of the plant’s nine-millionth vehicle.

Exhibit 2:

On November 12, 2007, Honda Soltec Co., Ltd. announced that Honda’s wholly-owned solar cell subsidiary, commemorated the opening of its solar cell production plant with a ceremony. (Ref# C07-100)

Exhibit 3:

On November 14, 2007, Honda unveiled the FCX Clarity fuel cell vehicle at the Los Angeles Auto Show, announcing plans to begin limited retail marketing of the vehicle in the US, starting summer 2008. The FCX Clarity is a next-generation, zero-emissions, hydrogen-powered fuel cell vehicle based on the entirely-new Honda V Flow fuel cell platform, and powered by the highly compact, efficient and powerful Honda V Flow fuel cell stack.

Exhibit 4:

On November 14, 2007, Honda announced that it has begun using the Home Energy Station IV at its Honda R&D Americas, Inc. facility in Torrance, California. This fourth-generation experimental unit is designed to provide fuel for a hydrogen-powered fuel cell vehicle, as well as heat and electricity for a home. The new system is more compact and efficient, with a lower operating cost than previous models.

Exhibit 5:

On November 15, 2007, Honda Motor de Argentina S.A. (HAR), a Honda subsidiary in Argentina, announced that it held a groundbreaking ceremony to mark the start of construction of its new auto plant in Campana, Buenos Aires province. HAR’s new automobile production plant is scheduled to begin operations in the latter half of 2009, with processes to include stamping, welding, painting, and final assembly as well as engine assembly. It will have an annual production capacity of 30,000 units. (ref. #C07-101)

Exhibit 6:

On November 22, 2007, Honda de Mexico, S.A. de C.V.(HDM), a Honda subsidiary in Mexico, announced that it held a ceremony to commemorate the achievement of key milestone – cumulative production of 200,000 automobiles. (Ref# C07-103)

Exhibit 7:

English summary of Honda Report to Stockholders No. 135, which was prepared full in Japanese language and e-mailed to stockholders of Honda Common Stock in Japan in November 2007

Exhibit 8:

On November 27, 2007, Honda Motor Co., Ltd. announced a summary of automobile production, Japan domestic sales, and export results for the month of October, including all-time records for any month for worldwide auto production and production in regions outside of Japan. (Ref.#C07-106)

Exhibit 9:

On November 28, 2007, Honda Aero, Inc. announced that it officially broke ground on its new corporate headquarters and state-of-the-art jet engine plant in Burlington, North Carolina, on property located adjacent to the Burlington-Alamance County regional airport. The company is moving toward its goals of engine certification in 2009 followed by the start of mass production in late 2010.

Exhibit 10:

On November 30, 2007, PT Astra Honda Motor (AHJ), Honda’s joint venture company in Indonesia responsible for motorcycle production and sales, announced that it held a ceremony commemorating the cumulative production of 20 million motorcycles. Honda began motorcycle production in Indonesia in 1971 through a technical collaboration agreement. The company now has an annual motorcycle production capacity of 3 million units, the second largest among all Honda subsidiaries and affiliates worldwide. (Ref#: C07-108)

Exhibit 11:

Second Quarter Report of period ended September 30, 2007 (which was e-mailed to ADS holders in November 2007).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Managing Director
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: December 18, 2007

Honda’s First U.S. Auto Plant Celebrates 25 Years of Production

MARYSVILLE, Ohio, U.S.A., November 1, 2007–The first Japanese auto plant to build a car in America turns 25, marking a milestone that brought innovation to the U.S. auto industry and vaulted Honda to a leadership position. The 5,300 associates at Honda’s Marysville Auto Plant will not miss a beat as they spend the day building more than 1,800 cars and light trucks. Later this month, they will hit another milestone - production of the plant’s nine-millionth vehicle.

Honda, First Japanese Automaker To Build A Car In America

Associates recently launched the eighth-generation Honda Accord at the plant. The Accord was the plant’s first vehicle and it remains the plant’s core product. The U.S. is the most important market for the Accord by far, with sales of more than 300,000 units through September, mostly built in the Marysville Auto Plant. Nearly 80 percent of all Honda and Acura vehicles sold in America are built at one of Honda’s six auto plants in North America.

At 25 years, the Marysville plant and its associates continue as a driving force for Honda and the auto industry. Honda brought its unique brand of teamwork and associate involvement to manufacturing when it established Honda of America Mfg., Inc. near Marysville to begin motorcycle manufacturing in 1979. Success of that startup quickly led that same year to the bold decision to build an auto plant as well. At the time, the company was still a relative newcomer to the automobile business and only a fraction the size of Japan’s established automakers.

“People are always asking why Honda has been so successful,” said Honda of America President Akio Hamada. “The answer is simple: our associates. Their involvement and teamwork to achieve the highest quality for our customers and improve our operations have continuously driven us forward to higher levels and greater achievements.”

Honda’s approach to auto manufacturing was new to America with a foundation built on customer satisfaction, a high level of teamwork and a passion for overcoming challenges. The Marysville plant introduced many new concepts to the U.S. auto industry, including just-in-time parts delivery, quick die changes in metal stamping, rolling model changes to launch new vehicles without stopping production and a high level of flexible model production.

Honda’s automotive experience in Ohio became the model for Honda globally, Hamada said, in terms of local production, developing a local supplier network and recognizing the importance of working closely with communities. “We have been building cars in Ohio since 1982,” he said. “This has been possible because we have grown together with communities like Marysville.”

As the first Accord sedans began rolling off the line Nov. 1, 1982, Honda associates who were building cars in small numbers with nearly identical content and in only a few colors also had little manufacturing experience. In the last two months of 1982, fewer than 1,000 Accords were produced as the associates focused on mastering their car-building skills. By the end of 1982, they were making 160 cars per day.

The Accord was a much simpler product then, said Tim Hines, who was among the first associates at the auto plant. “While getting ready for mass production, we were producing maybe six cars per day, really focusing on assuring quality on every part of the vehicles,” Hines said. “Those were perfect cars, because we were learning to build quality first, and then the product.”

Today, the Marysville plant has the capacity to build 440,000 vehicles per year on two lines. Exercising the flexibility to build multiple models on the production line, associates have now added production of light trucks. In addition to the Accord sedan and coupe, they build the Acura TL luxury sedan, and the Acura RDX sport utility vehicle.

“The Marysville Auto Plant may be 25 years old on the outside, but it is a new plant on the inside,” said Plant Manager Sam Harpest. “It has always been changing, and there isn’t a more flexible plant in the industry with our level of quality and productivity.”

At one point during the launch of the ‘08 Accord sedan and coupe, production of the old and new models overlapped during the transition. “To the credit of our associates, this team carried out the most complicated model launch in our history,” Harpest said. “No other plant in America has the flexibility and experienced workforce to build six different vehicles at the same time.

The Marysville plant validated Honda’s philosophy to design, engineer and manufacture products close to the customer. Building on its success in Marysville, Honda has continued establishing plants in North America and the world to meet demand for unique products by building them locally in each region.

Today, Honda operates six auto plants in North America and a seventh, located in Indiana, will begin operations in fall 2008. The additional production of 200,000 Civics per year at that plant will help boost Honda’s total North American automobile production capacity to more than 1.6 million units in 2008, employment in North America to more than 37,000 associates and capital investment in North America to more than $9 billion. Honda annually purchases more than $17.6 billion in parts and materials from U.S. suppliers.

Ref# C07-100

Honda Soltec Commemorates Opening of Solar Cell Production Plant

— Accelerating Honda’s energy creation business –

KUMAMOTO, Japan, November 12, 2007– Honda Soltec Co., Ltd., Honda’s wholly-owned solar cell subsidiary, today commemorated the opening of its solar cell production plant with a ceremony attended by approximately 80 dignitaries, guests and Honda officials, including Yoshiko Shiotani, the governor of Kumamoto prefecture; Junichi Mitsuyama, the deputy general manager of Natural Resources, Energy and Environment Department, Kyushu Bureau of Economy, Trade and Industry, the Ministry of Economy, Trade, and Industry (METI); and Isao Ieiri, the mayor of Ohzu-machi; as well as Takeo Fukui, the president and CEO of Honda.

Using thin film made from a compound of copper, indium, gallium and selenium (CIGS) instead of silicon, Honda’s next-generation solar cell achieves a major reduction of approximately 50% in the amount of energy consumed during the manufacturing process compared to what is required to produce conventional crystal silicon solar cells. This makes Honda’s solar cell more environmentally-responsible even during the production stage.

Honda Soltec began mass production of solar cells in October, and the annual production will reach the full capacity of 27.5 megawatts (an equivalent amount of electricity to power approximately 9,000 houses) by next spring. The company has also begun sales of solar cells for homes throughout Japan with 80 distributor locations and plans to accelerate sales by increasing the number of distributor locations to more than 200 within 2008. Honda will also work to begin exports of Honda solar cells from its new operation based in Kumamoto.

In 2006, Honda announced a global CO2 reduction target for its products and the manufacturing of those products. In addition to its effort to reduce CO2 emissions, Honda is focusing on the development and sales of energy-creation products such as cogeneration units and thin film solar cells in order to further accelerate its efforts to reduce the threat of global warming.

To reduce its environmental footprint, Honda has been proactively pursuing voluntary targets to make its automobiles, motorcycles, and power products cleaner and to reduce CO2 emissions. At the same time, Honda has been committed to develop technology for a clean energy source which does not use fossil fuels. In addition to the development of new technology to produce ethanol from cellulose, and development and sales of fuel cell vehicles and household cogeneration units in Japan and the U.S., the commercialization of the next-generation solar cells enables Honda to accelerate its efforts to contribute to the realization of an environmentally-responsible and sustainable society.

Exterior view of Honda Soltec

About Honda Soltec Co., Ltd.:

Establishment:	December 1, 2006
Headquarters Location:	Honda Motor Co., Ltd. Kumamoto Factory 1500 Hirakawa, Ohzu-machi, Kikuchi-gun, Kumamoto
Sales Office Location:	Wako-shi, Saitama
Capital Investment:	4 billion yen
Capitalization ratio:	100% Honda Motor Co., Ltd.
President:	Akio Kazusa
Employment:	Approximately 150 associates (at full production)
Production Capacity:	Approximately 27.5MW (approx. for 9,000 houses with 3kW system)

Solar Cell Module Specifications:

	HEM125PA	HEM115PA
Type	CIGS
Maximum output per module(W)	125*	115*
Size(mm)	1,417 x 791 x 37
Weight (kg)	14.3
Manufacturer’s suggested retail price(tax inclusive)	60,375	52,290
(price exclusive of tax)	(57,500)	(49,800)

*	This figure for the maximum output was measured by Honda under the conditions of AM1.5, solar radiation intensity of 1kW/m2, and module temperature of 25 degrees Celsius.
*	Operating ambient temperature range: 40 to -20 degrees Celsius.
*	The maximum output will differ depending on solar radiation intensity, installation conditions (direction, angle, surrounding environment), geographical area, and temperature conditions.

Honda Debuts All-New FCX Clarity Advanced Fuel Cell Vehicle

Dynamic styling and performance herald major advances for fuel cell vehicles;

limited marketing to begin next summer

LOS ANGELES, Nov. 14, 2007 – Honda today unveiled the FCX Clarity fuel cell vehicle at the Los Angeles Auto Show, announcing plans to begin limited retail marketing of the vehicle in summer 2008.

Honda FCX Clarity Introduced at LA Auto Show

The FCX Clarity is a next-generation, zero-emissions, hydrogen-powered fuel cell vehicle based on the entirely-new Honda V Flow fuel cell platform, and powered by the highly compact, efficient and powerful Honda V Flow fuel cell stack. Featuring tremendous improvements to driving range, power, weight and efficiency – and boasting a low-slung, dynamic and sophisticated appearance, previously unachievable in a fuel cell vehicle – the FCX Clarity marks the significant progress Honda continues to make in advancing the real-world performance and appeal of the hydrogen-powered fuel cell car.

“The FCX Clarity is a shining symbol of the progress we’ve made with fuel cell vehicles and of our belief in the promise of this technology,” said Tetsuo Iwamura, American Honda president and CEO. “Step by step, with continuous effort, commitment and focus, we are working to overcome obstacles to the mass-market potential of zero-emissions hydrogen fuel cell automobiles.”

American Honda plans to lease the FCX Clarity to a limited number of retail consumers in Southern California with the first deliveries taking place in summer 2008.

Full details of the lease program will be set closer to launch, but current plans call for a three-year lease term with a price of $600 per month, including maintenance and collision insurance. American Honda is also developing a service infrastructure that provides customers with the best balance of convenience and the highest quality of service. When the FCX Clarity requires periodic maintenance, customers will simply schedule a visit with their local Honda dealer. American Honda will transport the vehicle to their fuel cell service facility, located in the greater Los Angeles area, where all required work will be performed. At the completion of the work, the customer will pick up their car from the dealer.

Honda FCX Clarity

How It Works

The FCX Clarity utilizes Honda’s V Flow stack in combination with a new compact and efficient lithium ion battery pack and a single hydrogen storage tank to power the vehicle’s electric drive motor. The fuel cell stack operates as the vehicle’s main power source. Hydrogen combines with atmospheric oxygen in the fuel cell stack, where chemical energy from the reaction is converted into electric power used to propel the vehicle. Additional energy captured through regenerative braking and deceleration is stored in the lithium ion battery pack, and used to supplement power from the fuel cell, when needed. The vehicle’s only emission is water.

Honda V Flow Fuel Cell Platform

The FCX Clarity’s revolutionary new V Flow platform packages the ultra-compact, lightweight and powerful Honda V Flow fuel cell stack (65 percent smaller than the previous Honda FC stack) in the vehicle’s center tunnel, between the two front seats. Taking advantage of a completely new cell configuration, the vertically-oriented stack achieves an output of 100 kilowatts (kW) (versus 86kW in the current Honda FC stack) with a 50 percent increase in output density by volume (67 percent by mass). Its compact size allows for a more spacious interior and more efficient packaging of other powertrain components, which would otherwise be unattainable in a sleek, low-slung sedan.

The FCX Clarity boasts numerous other significant advances in the performance and packaging of Honda fuel cell technology, compared to the current-generation FCX. These include1:

•

a 20-percent increase in fuel economy – to the approximate equivalent of 68 mpg[2] combined fuel economy (about 2-3 times the fuel economy of a gasoline-powered car, and 1.5 times that of a gasoline-electric hybrid vehicle, of comparable size and performance);

•	a 30-percent increase in vehicle range – to 270 miles;

•

a 25-percent improvement in power-to-weight ratio, in part from an approximate 400-pound reduction in the fuel cell powertrain weight, for superior performance and efficiency despite a substantial increase in overall vehicle size;

•	a 45-percent reduction in the size of the fuel cell powertrain – nearly equivalent, in terms of volume, to a modern gas-electric hybrid powertrain;

•	an advanced new lithium-ion battery pack that is 40 percent lighter and 50 percent smaller than the current-generation FCX’s ultra-capacitor; and

•	a single 5,000-psi hydrogen storage tank with 10 percent additional hydrogen capacity than the previous model.

FCX Clarity Design

More than just a fuel cell vehicle – the FCX Clarity speaks to Honda’s vision of the future of automobile design and performance freed from the constraints of conventional powertrain technologies. The FCX Clarity’s four-door sedan platform features a short-nose body and spacious cabin with comfortable accommodations for four people and their luggage. Major powertrain components – including the electric motor, fuel cell stack, battery pack and hydrogen tank – have been made more compact and are distributed throughout the vehicle to further optimize space, comfort and total vehicle performance.

Honda FCX Clarity

Advanced Materials and Components

In keeping with its theme as an environmentally-advanced automobile, the FCX Clarity features seat upholstery and door linings made from Honda Bio-Fabric – a newly-developed, plant-based material that offers CO2 reductions as an alternative to traditional interior materials, along with outstanding durability and resistance to wear, stretching, and damage from sunlight.

Designed to appeal to forward-thinking customers seeking the ultimate in zero-emissions, alternative-fuel vehicle performance, the FCX Clarity is also equipped with a full compliment of advanced safety, comfort and convenience features, including a state-of-the-art navigation system with hydrogen station locations, backup camera, premium audio, climate-controlled seats and Bluetooth™ connectivity.

Other improvements, such as shift-by-wire, electric power steering (EPS), and a newly-designed instrument panel with an easy-to-read hydrogen fuel-consumption display, further improve its customer appeal and ease of operation.

CO2 Emissions

The FCX Clarity’s only emission is water. Carbon Dioxide (CO2) emissions come only from the production of hydrogen, which varies by source; however, well-to-wheel CO2 emissions using hydrogen reformed from natural gas – the most widely used method of production today – are less than half that of a conventional gasoline vehicle. With the production of hydrogen from water by electrolysis, CO2 emissions can be further reduced and ultimately approach zero if the electricity used for electrolysis is generated using solar, wind, water or nuclear power.

Honda has developed its own solar cells, with half of the CO2 emissions in the production stage compared to conventional crystalline silicon cells; and has begun mass-production and retail sales of this technology in Japan for both commercial and residential use.

Fuel Cell Leadership

Based on its vision of, “Blue Skies for our Children”, Honda has worked for forty years at reducing the environmental impact of the automobile, including efforts to reduce emissions, boost fuel efficiency and, now, many industry-leading efforts to advance the hydrogen fuel cell vehicle – a technology and fuel that Honda believes may hold the ultimate promise for a clean and sustainable transportation future. Honda’s pioneering achievements in this area include the first EPA and CARB certification of a fuel cell vehicle (2002); the first lease of a fuel cell vehicle (2002); the first fuel cell vehicle to receive an EPA fuel economy rating (2002); the first cold-weather customer (2004); the first and still only individual retail customers (2005, 2007); and the first and still only fuel cell vehicle to be eligible for a federal tax credit.

[1]	Specifications may change prior to the certification and sales of production units.
[2]	Honda in-house calculation
[3]	Using domestic and globally sourced parts

Honda Introduces Experimental Home Energy Station IV

Appliance-like device may help solve problem of hydrogen supply for fuel cell vehicles

TORRANCE, Calif., Nov. 14, 2007 – Honda today announced that it has begun using the Home Energy Station IV at its Honda R&D Americas, Inc. facility in Torrance, California. This fourth-generation experimental unit is designed to provide fuel for a hydrogen-powered fuel cell vehicle, as well as heat and electricity for a home. The new system is more compact and efficient, with a lower operating cost than previous models. The announcement coincides with the world debut of the all-new FCX Clarity hydrogen-powered fuel cell vehicle at the Los Angeles Auto Show.

Honda FCX Clarity with Home Energy Station IV

Honda’s Home Energy Station technology is designed to facilitate the broader adoption of zero-emissions fuel cell vehicles, like the FCX Clarity, by developing a home refueling solution that makes efficient use of a home’s existing natural gas supply for production of hydrogen, while providing heat and electricity to an average-size home.

The Home Energy Station IV can reduce both cost and carbon dioxide (CO2) emissions for the consumer. Compared to the average U.S. consumer’s home with grid-supplied electricity and a gasoline-powered car, a home using Home Energy Station IV to help produce heat and electricity and also to refuel an FCX Clarity can reduce CO2 emissions by an estimated 30 percent and energy costs by an estimated 50 percent.

“Honda is striving to address the need for a refueling infrastructure for hydrogen fuel cell vehicles,” said Ben Knight, vice president of Honda R&D Americas. “The Home Energy Station represents one promising solution to this issue, while offering the added benefit of heating and powering the home more efficiently.”

Working with technology partner, Plug Power, Inc., Honda began operation of a Home Energy Station in October, 2003. Home Energy Station IV represents the latest evolution of the technology with a 70 percent reduction in size compared to the first unit, making it even more suitable for household installation. By combining gas purification and power generation components, overall size reduction and efficiency gains are achieved, while enabling it to switch from hydrogen refining to power generation when needed.

ref.#C07-101

Honda Begins Construction of New Auto Plant in Argentina

Buenos Aires, Argentina, November 15, 2007 – Honda Motor de Argentina S.A. (HAR), a Honda subsidiary in Argentina, held a groundbreaking ceremony to mark the start of construction of its new auto plant in Campana, Buenos Aires province. The groundbreaking ceremony was attended by the guest of honor, Néstor Carlos Kirchner, the president of Argentina, as well as Sho Minekawa, Honda’s chief operating officer for regional operations for South America.

HAR’s new automobile production plant is scheduled to begin operations in the latter half of 2009, with processes to include stamping, welding, painting, and final assembly as well as engine assembly. It will have an annual production capacity of 30,000 units. The total investment related to the establishment of the new plant is expected to be approximately US$100 million. HAR is planning to hire 800 new associates. With continued market growth expected in Argentina, Honda will begin local automobile production to meet expanding market demand. Moreover, the new plant will begin exporting products to other countries in the South America region and play a key role in Honda’s production network in South America along with the Honda auto plant in Brazil.

                                                                                          the groundbreaking ceremony

♦    About Honda Motor de Argentina S.A.

Establishment:	August 1978
Capital Investment:	ARS 136.281 million
Capitalization Ratio:	25.4% Honda Motor Co., Ltd. 74.6% Honda South America Ltda.
Representative:	Kenzo Yoshino, President
Location:	<headquarter> Buenos Aires, Buenos Aires province <motorcycle plant> Florencio Varela, Buenos Aires province
Business:	Production of motorcycles, sales of Honda motorcycles, automobiles, and power products
Employment:	210 associates

<Motorcycle Production Plant>

Start of Operation : June 2006

Annual Production Capacity : 15,000

units Production Model : C105Biz

<New Automobile Production Plant – Plan>

Start of Operation : Latter half of 2009

Annual Production Capacity : 30,000 units

Production Model : compact passenger vehicle

Ref# C07-103

Honda’s Cumulative Auto Production in Mexico Reaches 200,000-Unit Milestone

El Salto, Mexico, November 22, 2007–Honda de Mexico, S.A. de C.V.(HDM), a Honda subsidiary in Mexico, today held a ceremony to commemorate the achievement of key milestone – cumulative production of 200,000 automobiles. The ceremony was attended by Felipe Calderon Hinojosa, the president of Mexico; Eduardo Sojo Garza-Aldape, the economic secretary of Mexico; Emilio Gonzalez Marquez, the governor of the state of Jalisco; as well as Takeo Fukui, the president & CEO of Honda Motor Co., Ltd., and approximately 1,300 HDM associates.

Moreover, HDM announced that it will begin production of a new product, BIG RED (a 2-passenger off-road multipurpose vehicle), which is scheduled to go on sale in the U.S. next summer. In addition, HDM has been expanding its service parts production capacity. The annual production capacity of plastic injection molded parts reached 1 million units, and annual capacity of stamped steel parts will reach 1.4 million units. Including a series of production capacity expansions being carried out since last year, Honda’s total investment in Mexico from 2006 to 2008 is expected to reach US$140 million.

HDM began business in 1987 with sales of Honda motorcycles. Since beginning local production of motorcycles in 1988 and automobiles, with Accord, in 1995, HDM has been expanding its local production. In September of this year, HDM began local production of CR-V, a very popular model in Mexico, and expanded annual production capacity from 30,000 units to 50,000 units. HDM will continue strengthening its production to respond to customer demand in Mexico, as well as to increase supply to North America and countries in South America, primarily nations in the Mercosur trade pact.

About Honda de Mexico, S.A. de C.V.

Establishment:	September 1985
Capital Investment:	257.166 million Mexican pesos
Capitalization ratio:	8.32% Honda Motor Co., Ltd. 89.6% American Honda Motor Co., Inc. 2.08% Honda of America Mfg., Inc.
Representative:	Isamu Yamaki, President
Location:	El Salto, Jalisco, Mexico
Business:	Production and sales of motorcycles, automobiles, and service parts Sales of power products
Employment:	2,100 associates

The English summary of Honda Report to Stockholders No. 135 which was prepared full in Japanese language.

1. CEO’s message to shareholders

Net sales and other operating revenue, operating income, income before income taxes and net income achieved record highs for the fiscal first half.

We resolved to make the quarterly dividend of JPY 22 per share of common stock for the second quarter. We also intend to distribute third quarter and year-end cash dividends of JPY 22 per share. The total projected annual dividend per share of common stock for the fiscal year ending March 31, 2008, will be JPY 86 per share, an increase of JPY 19 per share from the previous year.

While continuing to strengthen our business foundation and pursue new dreams for the future in the face of a rapidly changing business environment, we will further accelerate our efforts to strengthen research & development, production capabilities, quality and sales in order to develop advanced technologies and products that create new value for the joy of our customers. We will continue to earn the trust and understanding of society through our corporate activities such as developing enhanced safety and environmental technologies.

We are seeking to share joy with people around the world as we strive to be recognized as a company that society wants to exist.

2. Consolidated financial results for the fiscal first half ended September 30, 2007

Honda announced its consolidated financial results for the fiscal first half ended September 30, 2007.

(Details are as filed in Form 6-K of October 2007)

(end)

Ref.#C07-106

Honda Sets All-Time Record for Worldwide Production for Any Month

November 27, 2007 – Honda Motor Co., Ltd., today announced a summary of automobile production, Japan domestic sales, and export results for the month of October, including all-time records for any month for worldwide auto production and production in regions outside of Japan.

<Production>

Due to a decrease in production for the domestic market, production in Japan experienced a year-on-year decrease for the second consecutive month (since September 2007).

Production in regions outside of Japan experienced a year-on-year increase for the 27th consecutive month (since August 2005).

Worldwide production experienced a year-on-year increase for the 27th consecutive month (since August 2005).

Honda sets an all-time record for any month for production in regions outside of Japan and worldwide production, as well as production in North America and Europe. The production in Asia and China marked an all-time record for the month of October.

<Japan Domestic Market Sales>

Total domestic sales for the month of October experienced a year-on-year decline for the tenth consecutive month (since January 2007).

New vehicle registrations in October experienced a year-on-year decline for the sixth consecutive month (since May 2007).

Sales of mini-vehicles in October experienced a year-on-year decline for the eighth consecutive month (since March 2007).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s third best-selling car among new vehicle registrations for the month of October, with sales of 8,336 units.

<Mini-vehicles - under 660cc>

Life was the industry’s sixth best-selling car among mini-vehicles for the month of October, with sales of 5,460 units. Zest was the industry’s ninth best-selling mini-vehicle with sales of 3,321 units.

<Exports from Japan>

Due mainly to an increase in exports to North America and Asia, total exports from Japan in October experienced a year-on-year increase for the fourth consecutive month (since July 2007).

PRODUCTION, SALES and EXPORTS (October 2007)

Worldwide Production

	October		Year-to-Date Total (Jan. - Oct. 2007)
	Units	vs’06	Units	vs’06
Japan	120,585	-1.8%	1,102,842	+1.2%
Outside of Japan	242,947	+21.3%	2,146,989	+11.1%
Worldwide Total	363,532	+12.5%	3,249,831	+7.5%

Production Outside of Japan

	October		Year-to-Date Total (Jan. - Oct. 2007)
	Units	vs’06	Units	vs’06
North America	134,428	+9.6%	1,209,390	+3.2%
(USA)	95,852	+9.5%	859,778	+4.2%
Europe	26,141	+88.9%	197,210	+25.6%
Asia	67,818	+23.5%	635,564	+21.4%
(China)	40,886	+23.3%	368,757	+28.7%
Others	14,560	+65.2%	104,825	+32.4%
Overseas Total	242,947	+21.3%	2,146,989	+11.1%

Japan Domestic Market Sales

Vehicle type	October		Year-to-Date Total (Jan. - Oct. 2007)
	Units	vs’06	Units	vs’06
Registrations	30,341	-6.3%	323,632	-7.7%
Mini-Vehicles	14,382	-20.3%	186,486	-19.1%
Honda Brand Total	44,723	-11.3%	510,118	-12.2%

Exports from Japan

	October		Year-to-Date Total (Jan. - Oct. 2007)
	Units	vs’06	Units	vs’06
North America	39,594	+10.8%	344,444	+17.7%
(USA)	37,000	+8.6%	324,168	+22.8%
Europe	6,963	-29.4%	98,201	-8.6%
Asia	3,151	+161.7%	23,191	+54.8%
Others	13,858	+29.8%	118,982	+21.6%
Total	63,566	+10.6%	584,818	+14.0%

Honda Aero Breaks Ground for Headquarters and Jet Engine Plant in

North Carolina

BURLINGTON, N.C., U.S.A., November 28, 2007–Honda Aero, Inc., officially broke ground on its new corporate headquarters and state-of-the-art jet engine plant in Burlington, North Carolina, on property located adjacent to the Burlington-Alamance County regional airport.

Honda Aero Breaks Ground for Burlington, NC Headquarters

Honda Aero also announced that it has successfully run a proof-of-concept version of the advanced and efficient GE Honda HF120 turbofan engine, and that the engine has exceeded the company’s internal development targets for both thrust performance and specific fuel consumption (SFP) on its first test run. The company is moving toward its goals of engine certification in 2009 followed by the start of mass production in late 2010.

“Today, we break new ground for Honda and our effort to enter the business of aviation,” said Satoshi Toshida, senior managing director of Honda Motor Co., Ltd. “The GE Honda Aero engines built here in North Carolina will power a new class of advanced light jets.”

The all new, 102,400-square foot Honda Aero facility will consist of 36,000 square feet of office space, a 58,400-square foot production plant, and an 8,000-square foot engine test cell. Honda Aero will employ approximately 70 associates when the plant reaches its initial annual capacity of 200 GE Honda engines within about one year of production startup. The company is investing approximately $27 million for construction of the headquarters and manufacturing facility, including equipment.

By achieving a higher thrust-to-weight ratio and lower fuel consumption, while minimizing emissions and achieving lower noise than other engines in its thrust class, the GE Honda HF120 has been chosen to power two of the newest and most advanced products in the “very light jet” market—Spectrum Aeronautical’s Freedom, and HondaJet, which will be produced in neighboring Greensboro, North Carolina, by the Honda Aircraft Company, Inc., a separate Honda company.

The HF120 is a higher thrust successor to Honda’s original HF118 prototype engine, which has accumulated more than 4,000 hours of testing on the ground and in-flight. Honda research on jet engine technology started in 1986, with development of the HF118 engine beginning in 1999. GE-Honda collaboration on the HF120 began in early 2005. The first core test of the GE Honda HF120 was conducted in early 2007, followed by full-engine testing later in the year.

GE Honda Aero Engines is a joint venture between GE Aviation and Honda Aero, established in 2004 for the development, certification and commercialization of jet engines in the 1,000 to 3,500 pounds thrust class.

Ref: C07-108

Honda Reaches 20 Million Units in Cumulative Production of Motorcycles

in Indonesia

Jakarta, Indonesia, November 30, 2007 – PT Astra Honda Motor (AHJ), Honda’s joint venture company in Indonesia responsible for motorcycle production and sales, today held a ceremony commemorating the cumulative production of 20 million motorcycles.

Honda began motorcycle production in Indonesia in 1971 through a technical collaboration agreement. In December 2000, AHJ was established integrating the functions of parts manufacturing, engine and body assembly and wholesales activities. In 2005, AHJ began production at its third plant. The company now has an annual motorcycle production capacity of 3 million units, the second largest among all Honda subsidiaries and affiliates worldwide.

The total motorcycle market in Indonesia, which is the third largest in the world after China and India, is expected to grow to 5 million units in 2007, an 8% increase from 2006. Last year, Honda launched a new automatic transmission model, Vario, and strengthened product attractiveness by renovating its major model line-up. Honda has proactively adopted environmental technology to achieve better fuel efficiency and cleaner exhaust emissions. At the end of 2005, AHJ became the first company in Indonesia to begin the production and sales of models with programmed fuel injection (Honda PGM-FI) which also provides excellent start-up.

Honda is committed to meeting the needs of this growing market by providing products and technologies which exceed the expectations of customers.

Outline of PT Astra Honda Motor

Establishment	: December 2000
Start of operations	: January 2001
Location of head office	: Jakarta, Indonesia
Capital investment	: 185 billion rupiah (approx. US$ 19.8million)
Capitalization ratio	: 50% Honda Motor Co., Ltd., 50% PT Astra International
Representative	: Miki Yamamoto, President
Business	: Sales and Manufacture of motorcycle and its components
Employment	: Approx. 13,000 associates
Production capacity	: 3 million units/year
(1st plant:1.1 million, 2nd plant:0.9 million, 3rd plant:1 million)
Products	: Supra X125 (125cc Cub-type), Supra Fit (100cc Cub-type), Mega Pro (160cc sports-type), Tiger (200cc sports-type), Vario (110cc AT-type), etc.

Consolidated Financial Summary

Financial Highlights

Honda Motor Co., Ltd. and Subsidiaries

For the three months and six months ended September 30, 2006 and 2007

	Yen (millions)				U.S. dollars (millions)
	Three months ended		Six months ended		Three months ended Sep. 30, 2007	Six months ended Sep. 30, 2007
	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007
Net sales and other operating revenue	¥2,630,874	¥2,971,346	¥5,230,598	¥5,902,469	$25,742	$51,135
Operating income	193,024	286,338	396,545	508,022	2,481	4,401
Income before income taxes, minority interest and equity in income of affiliates	163,643	269,992	355,008	488,250	2,339	4,230
Net income	127,909	208,483	271,311	374,600	1,806	3,245

	Yen				U.S. dollars
Basic net income per common share	¥70.05	¥114.94	¥148.52	¥206.26	$1.00	$1.79

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 to conform to the presentation used for the same period in 2007.

Unit Sales Breakdown

	Unit (thousands)
	Three months ended				Six months ended
	Sep. 30, 2006		Sep. 30, 2007		Sep. 30, 2006		Sep. 30, 2007
MOTORCYCLES
Japan	98	(98)	107	(107)	187	(187)	191	(191)
North America	143	(70)	121	(61)	232	(123)	201	(105)
Europe	71	(69)	68	(65)	176	(171)	163	(158)
Asia	2,163	(2,163)	1,645	(1,645)	3,972	(3,972)	3,268	(3,268)
Other Regions	341	(337)	392	(390)	629	(622)	763	(757)

Total	2,816	(2,737)	2,333	(2,268)	5,196	(5,075)	4,586	(4,479)

AUTOMOBILES
Japan	171		143		327		279
North America	411		445		867		910
Europe	79		100		150		192
Asia	163		177		316		364
Other Regions	60		72		120		138

Total	884		937		1,780		1,883

POWER PRODUCTS
Japan	127		141		264		276
North America	494		479		1,465		1,166
Europe	254		280		636		670
Asia	207		242		369		462
Other Regions	105		116		177		213

Total	1,187		1,258		2,911		2,787

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

4.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

Net Sales Breakdown

	Yen (millions)
	Three months ended				Six months ended
	Sep. 30, 2006		Sep. 30, 2007		Sep. 30, 2006		Sep. 30, 2007
MOTORCYCLE BUSINESS
Japan	¥25,970	(7.7)%	¥27,411	(7.2)%	¥52,846	(8.2)%	¥54,464	(7.3)%
North America	83,120	(24.8)%	65,571	(17.2)%	139,483	(21.6)%	121,098	(16.1)%
Europe	41,705	(12.4)%	48,127	(12.6)%	106,714	(16.5)%	115,892	(15.5)%
Asia	95,303	(28.4)%	121,730	(31.9)%	178,273	(27.6)%	234,060	(31.2)%
Other Regions	89,402	(26.7)%	118,810	(31.1)%	168,330	(26.1)%	224,449	(29.9)%

Total	335,500	(100.0)%	381,649	(100.0)%	645,646	(100.0)%	749,963	(100.0)%

AUTOMOBILE BUSINESS
Japan	357,086	(17.0)%	310,534	(13.2)%	686,984	(16.4)%	613,508	(13.1)%
North America	1,176,651	(56.1)%	1,295,629	(55.0)%	2,433,068	(58.0)%	2,627,247	(56.1)%
Europe	216,500	(10.3)%	303,337	(12.9)%	407,388	(9.7)%	588,807	(12.6)%
Asia	225,100	(10.7)%	271,214	(11.5)%	425,564	(10.1)%	529,005	(11.3)%
Other Regions	123,493	(5.9)%	175,773	(7.4)%	241,432	(5.8)%	325,140	(6.9)%

Total	2,098,830	(100.0)%	2,356,487	(100.0)%	4,194,436	(100.0)%	4,683,707	(100.0)%

FINANCIAL SERVICES BUSINESS
Japan	5,365	(5.5)%	5,830	(4.4)%	10,772	(5.7)%	11,649	(4.5)%
North America	86,958	(88.7)%	121,381	(90.7)%	166,114	(88.3)%	235,377	(90.7)%
Europe	3,153	(3.2)%	3,373	(2.5)%	5,948	(3.2)%	6,574	(2.5)%
Asia	692	(0.7)%	1,271	(1.0)%	1,318	(0.7)%	2,444	(0.9)%
Other Regions	1,884	(1.9)%	1,905	(1.4)%	3,888	(2.1)%	3,565	(1.4)%

Total	98,052	(100.0)%	133,760	(100.0)%	188,040	(100.0)%	259,609	(100.0)%

POWER PRODUCT & OTHER BUSINESSES
Japan	38,768	(39.4)%	38,755	(39.0)%	72,679	(35.9)%	74,295	(35.5)%
North America	29,740	(30.2)%	26,256	(26.4)%	67,197	(33.2)%	58,778	(28.1)%
Europe	16,160	(16.4)%	18,212	(18.3)%	36,825	(18.2)%	43,270	(20.7)%
Asia	8,723	(8.8)%	9,377	(9.4)%	16,679	(8.2)%	20,450	(9.8)%
Other Regions	5,101	(5.2)%	6,850	(6.9)%	9,096	(4.5)%	12,397	(5.9)%

Total	98,492	(100.0)%	99,450	(100.0)%	202,476	(100.0)%	209,190	(100.0)%

TOTAL
Japan	427,189	(16.2)%	382,530	(12.9)%	823,281	(15.7)%	753,916	(12.8)%
North America	1,376,469	(52.3)%	1,508,837	(50.8)%	2,805,862	(53.7)%	3,042,500	(51.5)%
Europe	277,518	(10.6)%	373,049	(12.5)%	556,875	(10.6)%	754,543	(12.8)%
Asia	329,818	(12.5)%	403,592	(13.6)%	621,834	(11.9)%	785,959	(13.3)%
Other Regions	219,880	(8.4)%	303,338	(10.2)%	422,746	(8.1)%	565,551	(9.6)%

Total	¥2,630,874	(100.0)%	¥2,971,346	(100.0)%	¥5,230,598	(100.0)%	¥5,902,469	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

To Our Shareholders

■	Second Quarter Results

Honda’s consolidated net income for the fiscal second quarter ended September 30, 2007 totaled ¥208.4 billion (U.S.$1,806 million), an increase of 63.0% from the same period in 2006. Basic net income per Common share for the quarter amounted to ¥114.94 (U.S.$1.00), an increase of ¥44.89 from ¥70.05 for the corresponding period in 2006. One Honda’s American Depository Share represents one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to ¥2,971.3 billion (U.S.$25,742 million), an increase of 12.9% from the same period in 2006. Honda estimates that if calculated at the same exchange rate as the same period in 2006, revenue for the quarter would have increased by approximately 7.9%.

Consolidated operating income for the quarter totaled ¥286.3 billion (U.S.$2,481 million), an increase of 48.3% compared to the same period in 2006. This increase in operating income was primarily due to the increased profit attributable to higher revenue, continuing cost reduction efforts and the positive impact of the currency effects caused by the depreciation of the Japanese yen which offset the negative impact of increased raw material costs and the increased depreciation expenses, SG&A expenses and R&D expenses.

Consolidated income before income taxes, minority interest and equity in income of affiliates for the quarter totaled ¥269.9 billion (U.S.$2,339 million), an increase of 65.0% from the same period in 2006.

Equity in income of affiliates amounted to ¥26.2 billion (U.S.$227 million) for the quarter, a decrease of 4.4% from the same period in 2006.

Business Segment

With respect to Honda’s sales for the fiscal second quarter by business segment, unit sales of motorcycles totaled 2,333 thousand units, which was a decrease of 17.2% from the same period in 2006. Unit sales in Japan totaled 107 thousand units, an increase of 9.2% from the same period in 2006. Overseas unit sales was 2,226 thousand units, a decrease of 18.1% from the same period in 2006*, due mainly to the decreased unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in Asia, more than offsetting an increase in unit sales in other regions especially in Latin America. Revenue from external customers increased 13.8%, to ¥381.6 billion (U.S.$3,306 million) from the same period in 2006, due mainly to the positive impact of the currency translation effects, offsetting the negative impact of the decreased unit sales. Operating income increased by 15.4% to ¥37.0 billion (U.S.$321 million) from the same period in 2006, due mainly to the positive currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased sales incentives in North America, the increased SG&A expenses and R&D expenses.

*	Net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, are not included in net sales and other operating revenue when no parts were supplied by Honda or its subsidiaries, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,020 thousand units for the quarter.

Honda’s automobile unit sales totaled 937 thousand units, an increase of 6.0% from the same period in 2006. In Japan, unit sales amounted to 143 thousand units, a decrease of 16.4% from the same period in 2006. Overseas unit sales increased 11.4% to 794 thousand units from the same period in 2006, due mainly to the increased unit sales of the CR-V in North America, Europe, Asia and the increased unit sales in other regions. Revenue from external customers increased 12.3% to ¥2,356.4 billion (U.S.$20,415 million) from the same period in 2006, due mainly to the increased unit sales and the positive impact of the currency translation effects.

Operating income increased 62.8% to ¥213.0 billion (U.S.$1,846 million) from the same period in 2006, due mainly to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction efforts and the positive currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increase of sales incentives in North America, increased raw material costs, the increased depreciation expenses, SG&A expenses and R&D expenses.

Revenue from external customers in financial services business increased 36.4% to ¥133.7 billion (U.S.$1,159 million) from the same period in 2006, due mainly to the increased finance receivables, the positive impact of the currency translation effects and the increased operating lease revenues. Operating income increased 29.7% to ¥29.3 billion (U.S.$254 million) from the same period in 2006, due primarily to the increased profit attributable to higher revenue, the decreased SG&A expenses and the positive currency effects caused by the depreciation of the Japanese yen.

Honda’s power products unit sales totaled 1,258 thousand units, an increase of 6.0% from the same period in 2006. In Japan, unit sales totaled 141 thousand units, an increase of 11.0% from the same period in 2006. Overseas unit sales totaled 1,117 thousand units, an increase of 5.4% from the same period in 2006, due mainly to increased unit sales of lawnmowers in Europe, increased unit sales in Asia, including the increased unit sales of general-purpose engines in China and increased unit sales in other regions, offsetting decreased unit sales of lawnmowers in the United States. Revenue from external customers in power product and other businesses increased by 1.0% to ¥99.4 billion (U.S.$862 million) from the same period in 2006, due mainly to the increased unit sales of power products and the positive impact of the currency translation effects. Operating income decreased 6.5% to ¥6.9 billion (U.S.$60 million) from the same period in 2006. This was primarily due to the increased R&D expenses, offsetting the positive impact of the decreased SG&A expenses and the currency effects caused by the depreciation of the Japanese yen.

■	Forecasts for Fiscal Year Ending March 31, 2008

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2008, Honda projects consolidated results to be as shown below:

FY2008 Forecasts for Consolidated Results

Fiscal year ending March 31, 2008

	Yen (billions)	Changes from FY 2007
Net sales and other operating revenue	12,300	+10.9%
Operating income	880	+3.3%
Income before income taxes, minority interest and equity in income of affiliates	870	+9.7%
Net income	640	+8.0%

	Yen
Basic net income per common share	352.85	—

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be ¥113 and ¥148, respectively, for the second half of the year ending March 31, 2008, and ¥116 and ¥155, respectively, for the full year ending March 31, 2008.

■	Profit Redistribution Policy and Dividend per Share of Common Stock for Fiscal Years 2007 and 2008

The Company strives to carry out its operations from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which the Company considers to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on October 25, 2007, resolved to make the quarterly dividend of ¥22 per share of common stock, the record date of which is September 30, 2007. It also intends to distribute third quarter and the year-end cash dividends of ¥22 per share, the record date of which will be December 31, 2007 and March 31, 2008, respectively. The total projected annual dividend per share of common stock for the fiscal year ending March 31, 2008, is ¥86 per share, an increase of ¥19 per share from the annual dividends paid for the year ended March 31, 2007.

Details of Quarterly Dividends

	Dividends per Share (Yen)
Record Date	The End of First Quarter	The End of Second Quarter (Interim)	The End of Third Quarter	Year-end	Total
Performance in Fiscal 2007	—	30	17	20	67
Performance in Fiscal 2008	20	22	—	—	86
Projected Dividends	—	—	22	22

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

November 2007

Takeo Fukui

President and Chief Executive Officer

New Briefs

North America

■	All-New 2008 Honda Accord Emphasizes Technology, Safety and Performance within an Expressive and Spacious

Design

Most Powerful Accord Ever Introduces Next-Generation Fuel Saving Technology

TORRANCE, Calif., U.S.A., August 21, 2007—Set to go on sale in the US in mid-September, the all-new 2008 Honda Accord moves the world of mainstream transportation in a refined, dynamic and sophisticated direction with an expanded range of innovative technologies designed for more power, greater efficiency and enhanced safety across the entire lineup of sedans and coupes.

2008 Honda Accord EX-L V-6 Sedan

http://world.honda.com/news/2007/4070821All-New-2008-Accord/

■	GE Honda Aero Engines Begins Full Engine Testing of HF120

TOKYO, Japan, September 11, 2007—GE Honda Aero Engines has begun testing the first full HF120 demonstration engine (including maximum thrust levels) at Honda’s Aircraft Engine R&D Center in Japan.

Over the next five months, GE Honda will conduct an array of tests on several HF120 demonstrator engine builds to verify performance operability, thermal characteristics, and component efficiencies. This full-engine testing follows several months of engine core (hot section) tests on several builds of hardware.

The aggressive HF120 test schedule this year is geared to validate significant design enhancements to the engine before full certification testing begins in 2008. Currently, the company is finalizing and releasing hardware for the seven HF120 engines in the certification program.

HF120 full demonstrator engine with funnel

http://world.honda.com/news/2007/c070912GE-Honda-Aero-Engines/

■	Honda Aircraft Company Reveals New HondaJet Interior Design and Sales Network Developments at 2007 NBAA Convention

—	New HondaJet Interior Designed by Honda’s U.S. R&D Operations—

—	Standalone Dealer Facilities to Feature Full-Size Hangar—

—	Flight Safety International to Develop HondaJet Pilot Training Program—

ATLANTA, U.S.A., September 25, 2007—Honda Aircraft Company, Inc., announced a series of major advancements to HondaJet design and to the HondaJet sales and service network at the annual National Business Aviation Association (NBAA) convention. The company showcased a completely new interior design concept for the advanced light jet, along with new exterior color scheme studies, and an animated tour of the exclusive HondaJet sales and service facilities.

Honda Aircraft Company also announced a partnership with Flight Safety International to create a new flight simulator and pilot training program for HondaJet.

New HondaJet interior design

http://world.honda.com/news/2007/c070925HondaJet-at-2007-NBAA/

■	Honda Issues Third-Annual North American Environmental Report

TORRANCE, Calif., U.S.A., October 4, 2007—Honda released its third annual report on the company’s environmental performance in North America, with a special emphasis on global warming and energy sustainability as two of the most critical environmental challenges Honda is seeking to address through its many product, manufacturing and facilities initiatives.

http://world.honda.com/news/2007/c071004North-American-Environmental-Report/

■	2007 SEMA Show

LAS VEGAS, U.S.A., October 30, 2007—More than 17 Honda project and concept vehicles are on display at the 2007 Specialty Equipment Market Association’s (SEMA) show in Las Vegas, American Honda Motor Co., Inc., announced.

Honda Accord HF-S Concept

http://world.honda.com/news/2007/4071030SEMA-Show/

■	Honda’s First U.S. Auto Plant Celebrates 25 Years of Production

MARYSVILLE, Ohio, U.S.A., November 1, 2007—The first Japanese auto plant to build a car in America turns 25, marking a milestone that brought innovation to the U.S. auto industry and vaulted Honda to a leadership position. The 5,300 associates at Honda’s Marysville Auto Plant will not miss a beat as they spend the day building more than 1,800 cars and light trucks. Later this month, they will hit another milestone—production of the plant’s nine-millionth vehicle.

Associates recently launched the eighth-generation Honda Accord at the plant. The Accord was the plant’s first vehicle and it remains the plant’s core product. The U.S. is the most important market for the Accord by far, with sales of more than 300,000 units through September, mostly built in the Marysville Auto Plant. Nearly 80 percent of all Honda and Acura vehicles sold in America are built at one of Honda’s six auto plants in North America.

Honda, First Japanese Automaker To Build A Car In America

http://world.honda.com/news/2007/c071101US-Auto-Plant-Celebrates-25Years/

Japan

■	Honda Begins Construction of New Engine Plant in Ogawa and New Auto Plant in Yorii

<New Engine Plant in Ogawa>

TOKYO, Japan, August 23, 2007—Honda Motor Co., Ltd. held a groundbreaking ceremony to mark the start of construction of its new engine plant in Ogawa, Saitama prefecture, Japan.

The new engine plant is scheduled to begin production in 2009, with an annual production capacity of approximately 200,000 units. Engines produced at the new plant will be supplied to both domestic and global markets. In view of the growing global demand for fuel efficient automobiles, Honda is working to establish as quickly as possible production systems and capabilities for engines with advanced environmental features, which will also enable Honda to flexibly respond to any future increase in demand.

http://world.honda.com/news/2007/c070823New-Engine-Plant-in-Ogawa/

<New Auto Plant in Yorii>

TOKYO, Japan, September 20, 2007—Honda Motor Co., Ltd. held a groundbreaking ceremony to mark the start of construction of its new automobile plant in Yorii, Saitama prefecture, Japan.

The new auto plant is scheduled to begin production in 2010, with an annual production capacity of approximately 200,000 units. Along with the new engine plant in Ogawa, which is scheduled to become operational in 2009, the new auto plant in Yorii will be built with the concept of “a people-friendly and resource/energy-recycling Green Factory that will employ high quality and highly efficient production and logistics systems” and with the existing Sayama plant, Honda will further strengthen its technological capabilities. These plants will be responsible for evolving such technologies horizontally to other Honda operations worldwide.

In the area of the environment, Honda will accelerate its efforts to establish a “Green Factory,” which can coexist in the local community, through various activities including planting Yorii-native plants in green space and the rooftop afforestation of the plant.

http://world.honda.com/news/2007/c070920New_Auto_Plant_in_Yorii/

■	The 40th Tokyo Motor Show 2007

From October 27 to November 11, 2007, at Makuhari Messe in Chiba, Japan.

<Motorcycle Exhibition>

Honda’s motorcycle exhibition featured World Premiere concept models (prototype), pre-launch models, and a comprehensive line-up of other motorcycles and advanced environmental and safety technologies.

EVO6 (Concept Model)

http://world.honda.com/news/2007/2070920Motorcycle-Exhibition-Tokyo-Motor-Show-2007/

<Automobiles Exhibition>

Honda exhibited production and concept automobiles and a number of technologies. The theme for Honda’s automobile booth for this year is: “For the endless joy of mobility on our earth.” Based on this theme, Honda displayed a variety of advanced environmental technologies that addressed environmental issues such as a reduction in CO2 emissions, together with the fun of mobility.

PUYO	CR-Z

http://world.honda.com/news/2007/4071009Tokyo-Motor-Show-2007/

■	Honda to Begin Sales of the All-New Fit in Japan

TOKYO, Japan, October 18, 2007—Honda Motor Co., Ltd. announced plans to begin sales in Japan of the all-new, completely redesigned Honda Fit on Friday, October 26, 2007. The Fit has gained popularity as a small car that features outstanding packaging, excellent fuel economy, and advanced styling. The second-generation Fit was developed the tradition of Honda’s concept, maximizing the space available for humans and minimizing the space occupied by mechanical components, with the goal of creating the ideal small car for a new age.

Fit 1.3 G (FF)

http://world.honda.com/news/2007/4071018All-New-Fit/

Europe

■	Civic Hybrid Tops VCD Environment Car Ratings for Second Consecutive Year

Offenbach/Berlin, Germany, August 15, 2007—The Civic Hybrid has been named Germany’s most ecological car by the respected Verkehrsclub Deutschland (VCD: a major transport and environment organization in Germany) in its Environmental Car Ratings for 2007-2008.

As part of its rating process the VCD sought out the quietest vehicles with the lowest fuel consumption and the lowest level of emissions. The Civic Hybrid met all the organization’s requirements for environmental compatibility and comfortable driving, and it was highly rated for its outstanding quietness.

This is the second year running that the VCD has chosen the Civic Hybrid as its environmental winner. In 2006 the vehicle beat 350 contenders to secure the coveted first place in the VCD Environmental Car Ratings. In addition, the judges rated the Civic Hybrid as the top car in the compact class.

http://world.honda.com/news/2007/4070815Civic-Hybrid/

■	Honda at the Frankfurt Motor Show

September 11, 2007—Honda is presenting the world debut of the exciting Accord Tourer Concept at this year’s Frankfurt motor show, which provides a strong indication of the design direction of the forthcoming, all-new generation Accord range.

The stand focuses around the twin themes of “Sports” and “Environment” on the ground level and a comprehensive lineup of car, bike and power equipment products. The “Environment” area centres upon Honda’s ground-breaking environmental technology including the Small Hybrid Sports Concept, Honda’s i-DTEC next-generation clean diesel engine and the production Civic Hybrid. The FCX Concept with its fully-functioning fuel cell technology is also on display.

The “Sports” area of the stand includes Honda’s current F1 racing car, the RA107 piloted by Jenson Button and Rubens Barrichello, alongside Civic Type R and Honda S2000 production models.

i-DTEC Engine Tier II Bin 5

http://world.honda.com/news/2007/4070911Frankfurt-Motor-Show/

■	One Million Civics Produced at Honda in Swindon

U.K., November 9, 2007—Honda of the UK Manufacturing Limited (HUM) is celebrating a major milestone with the production of the millionth Swindon-built Civic, further underlining Honda’s long term confidence in UK manufacturing and Swindon.

Civic production began on September 19, 1994 and in that first year just 6,652 Civics were produced. This year, HUM will produce 138,792 Civic cars.

Over the 20 years since HUM began operations, it has gone from strength to strength. Over the past 12 months, production has been ramped-up from 190,000 to 250,000 cars per year. This is due to increasing demand for the Civic 3-door and 5-door models and the latest CR-V -all built at Swindon, and exported to over 60 countries. Honda has invested £1.38 billion in Swindon and now employs 5,000 Associates at the factory.

1 Millionth Civic produced at HUM

http://world.honda.com/news/2007/4071109One-Million-Civics/

Asia

■	Honda Reaches 10 Million-Unit Milestone in Cumulative Production of Power Products in Thailand

BANGKOK, Thailand, October 16, 2007—Thai Honda Manufacturing Co., Ltd. (Thai Honda), a Honda subsidiary that manufactures motorcycles, power products, and various components in Thailand, marked the 10 million unit milestone in power product production in early October.

Established in 1965 as Honda’s first production facility in Thailand, Thai Honda began power products production in 1987. In addition to general-purpose engines, Thai Honda manufactures other power products including water pumps and trimmers and currently has an annual production capacity of approximately 2.1 million units. Thai Honda achieved this 10 million milestone only 3 years and 2 months after achieving the 5 million milestone in August 2004.

http://world.honda.com/news/2007/c07101610Million-Unit-Milestone-in-Thailand/

South America

■	Honda’s Cumulative Motorcycle Production in Brazil Reaches 10 Million Milestone

SÃO PAULO, Brazil, August 6, 2007—Moto Honda da Amazonia Ltda. (HDA), a Honda motorcycle business subsidiary in Brazil, announced Honda’s cumulative motorcycle production in Brazil reached 10 million units in August 2007.

Honda established HDA in 1975 and began motorcycle production in Brazil in the following year with CG125 model. Honda currently produces 16 models with total annual production capacity of 1.35 million units, which is scheduled to be expanded to 1.5 million units by the end of this year. In the area of motorcycle sales in Brazil, Honda established a strong sales network by offering an installment sales system which is unique to Brazil.

http://world.honda.com/news/2007/c070806Motorcycle-Production-in-Brazil/

Consolidated Balance Sheets

Honda Motor Co., Ltd. and Subsidiaries

March 31 and September 30, 2007 and September 30, 2006

	Yen (millions)
	Mar. 31, 2007 (Audited)	Sep. 30, 2007 (Unaudited)	Sep. 30, 2006 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	¥945,546	¥863,604	¥745,712
Trade accounts and notes receivable	1,055,470	894,928	796,245
Finance subsidiaries-receivables, net	1,426,224	1,494,722	1,471,967
Inventories	1,183,116	1,243,573	1,109,412
Deferred income taxes	155,390	174,908	176,314
Other current assets	426,863	503,536	438,536

Total current assets	5,192,609	5,175,271	4,738,186

Finance subsidiaries-receivables, net	3,039,826	3,058,054	3,290,975
Investments and advances:
Investments in and advances to affiliates	497,337	550,917	467,556
Other, including marketable equity securities	254,610	265,366	250,095

Total investments and advances	751,947	816,283	717,651

Property on operating leases:
Vehicles	345,909	767,086	—
Less accumulated depreciation	9,700	47,887	—

Net property on operating leases	336,209	719,199	—
Property, plant and equipment, at cost:
Land	429,373	445,863	402,338
Buildings	1,322,394	1,386,054	1,217,806
Machinery and equipment	2,988,064	3,167,987	2,700,806
Construction in progress	204,318	272,070	201,600

	4,944,149	5,271,974	4,522,550
Less accumulated depreciation and amortization	2,865,421	3,041,117	2,658,098

Net property, plant and equipment	2,078,728	2,230,857	1,864,452

Other assets	637,181	658,072	579,834

Total assets	¥12,036,500	¥12,657,736	¥11,191,098

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt	¥1,265,868	¥1,542,074	¥1,221,228
Current portion of long-term debt	775,409	906,992	749,127
Trade payables:
Notes	33,276	35,579	26,890
Accounts	1,133,280	1,013,634	940,240
Accrued expenses	807,341	781,490	802,752
Income taxes payable	76,031	89,019	62,644
Other current liabilities	196,322	228,509	211,874

Total current liabilities	4,287,527	4,597,297	4,014,755

Long-term debt, excluding current portion	1,905,743	1,844,130	1,745,205
Other liabilities	1,237,712	1,248,552	1,030,457

Total liabilities	7,430,982	7,689,979	6,790,417

Minority interests in consolidated subsidiaries	122,907	131,005	88,391

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,529
Legal reserves	37,730	39,428	37,332
Retained earnings	4,654,890	4,955,044	4,419,972
Accumulated other comprehensive income (loss), net	(427,166)	(340,721)	(369,600)
Treasury Stock	(41,439)	(75,595)	(34,010)
Total stockholders’ equity	4,482,611	4,836,752	4,312,290

Commitments and contingent liabilities

Total liabilities, minority interests and stockholders’ equity	¥12,036,500	¥12,657,736	¥11,191,098

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 to conform to the presentation used for the same period in 2007.

Consolidated Statements of Income

Honda Motor Co., Ltd. and Subsidiaries

For the three months and six months ended September 30, 2006 and 2007

	Yen (millions)
	Three months ended		Six months ended
	Sep. 30, 2006 (Unaudited)	Sep. 30, 2007 (Unaudited)	Sep. 30, 2006 (Unaudited)	Sep. 30, 2007 (Unaudited)
Net sales and other operating revenue	¥2,630,874	¥2,971,346	¥5,230,598	¥5,902,469
Operating costs and expenses:
Cost of sales	1,884,533	2,088,906	3,745,799	4,200,822
Selling, general and administrative	424,686	456,333	843,308	912,319
Research and development	128,631	139,769	244,946	281,306

Operating income	193,024	286,338	396,545	508,022
Other income:
Interest	9,991	12,216	20,125	25,520
Other	4,308	5,292	5,334	1,227
Other expenses:
Interest	2,944	3,703	6,682	7,755
Other	40,736	30,151	60,314	38,764

Income before income taxes, minority interest and equity in income of affiliates	163,643	269,992	355,008	488,250
Income tax (benefit) expense:
Current	67,311	78,188	134,444	159,196
Deferred	(8,890)	3,148	(2,248)	4,446

Income before minority interest and equity in income of affiliates	105,222	188,656	222,812	324,608
Minority interest in income of consolidated subsidiaries	(4,755)	(6,418)	(9,136)	(13,269)
Equity in income of affiliates	27,442	26,245	57,635	63,261

Net income	¥127,909	¥208,483	¥271,311	¥374,600

	Yen
Basic net income per common share	¥70.05	¥114.94	¥148.52	¥206.26

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for three months ended September 30, 2006 to conform to the presentation used for the same period in 2007.

Consolidated Statements of Shareholders’ Equity

Honda Motor Co., Ltd. and Subsidiaries

For the six months ended September 30, 2006 and 2007

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Balance at March 31, 2006	¥86,067	¥172,529	¥35,811	¥4,267,886	¥(407,187)	¥(29,356)	¥4,125,750
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax	—	—	—	(62,640)	18,149	—	(44,491)

Adjusted balances as of March 31, 2006	86,067	172,529	35,811	4,205,246	(389,038)	(29,356)	4,081,259

Transfer to legal reserves			1,521	(1,521)			—
Cash dividends				(54,784)			(54,784)
Other comprehensive income (loss):
Net income				271,311			271,311
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					29,277		29,277
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses)					(7,667)		(7,667)
Reclassification adjustments for losses (gains) realized in net income					(2,155)		(2,155)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses)					(581)		(581)
Reclassification adjustments for losses (gains) realized in net income					588		588
Minimum pension liabilities adjustment					(24)		(24)

Total comprehensive income							290,749

Purchase of treasury stock						(23,531)	(23,531)
Reissuance of treasury stock				(280)		18,877	18,597
Retirement of treasury stock							—

Balance at September 30, 2006	86,067	172,529	37,332	4,419,972	(369,600)	(34,010)	4,312,290

Balance at March 31, 2007	86,067	172,529	37,730	4,654,890	(427,166)	(41,439)	4,482,611

Transfer to legal reserves			1,698	(1,698)			—
Cash dividends				(72,748)			(72,748)
Comprehensive income (loss):
Net income				374,600			374,600
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					80,023		80,023
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses)					3,347		3,347
Reclassification adjustments for losses (gains) realized in net income							—
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses)					(209)		(209)
Reclassification adjustments for losses (gains) realized in net income					139		139
Pension and other postretirement benefits adjustments					3,145		3,145

Total comprehensive income							461,045

Purchase of treasury stock						(34,162)	(34,162)
Reissuance of treasury stock						6	6
Retirement of treasury stock							—

Balance at September 30, 2007	86,067	172,529	39,428	4,955,044	(340,721)	(75,595)	4,836,752

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 to conform to the presentation used for the same period in 2007.

Consolidated Statements of Cash Flows

Honda Motor Co., Ltd. and Subsidiaries

For the six months ended September 30, 2006 and 2007

	Yen (millions)
	Six months ended
	Sep. 30, 2006 (Unaudited)	Sep. 30, 2007 (Unaudited)
Cash flows from operating activities:
Net income	¥271,311	¥374,600
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	155,535	199,190
Depreciation of property on operating leases	—	40,260
Deferred income taxes	(2,248)	4,446
Minority interest in income	9,136	13,269
Equity in income of affiliates	(57,635)	(63,261)
Dividends from affiliates	27,483	36,504
Provision for credit and lease residual losses on finance subsidiaries-receivables	17,943	22,168
Loss (gain) on derivative instruments, net	48,489	17,844
Decrease (increase) in assets:
Trade accounts and notes receivable	194,998	188,756
Inventories	(54,682)	(47,023)
Other current assets	(19,221)	(18,588)
Other assets	(16,973)	(80,869)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(86,237)	(119,509)
Accrued expenses	11,927	(47,777)
Income taxes payable	(47,984)	14,774
Other current liabilities	6,855	(360)
Other liabilities	14,747	31,875
Other, net	(12,573)	(18,755)

Net cash provided by operating activities	460,871	547,544

Cash flows from investing activities:
Increase in investments and advances	(3,568)	(2,237)
Decrease in investments and advances	437	484
Payment for purchase of available-for-sale securities	(63,913)	(112,368)
Proceeds from sales of available-for-sale securities	49,446	108,749
Payment for purchase of held-to-maturity securities	—	(16,423)
Proceeds from redemption of held-to-maturity securities	8,860	12,175
Capital expenditures	(282,283)	(342,874)
Proceeds from sales of property, plant and equipment	11,542	11,292
Acquisitions of finance subsidiaries-receivables	(1,701,651)	(1,448,823)
Collections of finance subsidiaries-receivables	1,061,179	1,138,113
Proceeds from sales of finance subsidiaries-receivables	134,048	196,538
Purchase of operating lease assets	—	(447,902)
Proceeds from sales of operating lease assets	—	8,883

Net cash used in investing activities	(785,183)	(894,393)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	287,673	263,145
Proceeds from long-term debt	485,027	523,884
Repayment of long-term debt	(344,570)	(446,185)
Cash dividends paid	(54,784)	(72,748)
Cash dividends paid to minority interests	(5,910)	(8,148)
Payment for purchase of treasury stock, net	(23,093)	(34,156)

Net cash provided by financing activities	344,343	225,792

Effect of exchange rate changes on cash and cash equivalents	8,893	39,115

Net change in cash and cash equivalents	28,924	(81,942)
Cash and cash equivalents at beginning of period	716,788	945,546

Cash and cash equivalents at end of period	¥745,712	¥863,604

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 to conform to the presentation used for the same period in 2007.

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 396

2.	Affiliated companies

Number of affiliated companies: 102

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 9

Reduced through reorganization: 18

Affiliated companies:

Newly formed affiliated companies: 3

Reduced through reorganization: 3

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the three months ended September 30, 2007 were ¥117.87=U.S.$1 and ¥161.88=€1. The average exchange rates for the same period last year were ¥116.26=U.S.$1 and ¥148.16=€1. The average exchange rates for the fiscal first half ended September 30, 2007 were ¥119.33=U.S.$1 and ¥162.30=€1 as compared with ¥115.38=U.S.$1 and ¥145.97=€1 for the same period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥115.43=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 28, 2007.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

8.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

9.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

10.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

11.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

12.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

13.	The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

14.	Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on managements’ evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

15.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

16.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

Significant Accounting Policy Change

1.	In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying current year misstatements for the purpose of materiality assessment. SAB No. 108 requires that registrants quantify a current year misstatement using an approach that considers both the impact of prior year misstatements that remain on the balance sheet and those that were recorded in the current year income statement. The Company historically quantified misstatements and assessed materiality based on a current year income statement approach. The transition provisions of SAB No. 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors related to prior years.

The Company adopted SAB No. 108 effective beginning of the fiscal year ended March 31, 2007, and adjusted the items described below in the accompanying consolidated financial statements as of the beginning of the fiscal year ended March 31, 2007 to correct the prior year misstatements, which were considered to be immaterial to the consolidated statements of income and consolidated balance sheets in prior years under the income statement approach. The net impact of these adjustments decreased the Company’s beginning retained earnings and beginning accumulated other comprehensive loss for 2007 by ¥62,640 million, net of tax effect of ¥31,235 million, and ¥18,149 million, respectively.

The Company adopted the provisions of SAB 108 for the fiscal year ended March 31, 2007. As a result of the adoption, the Company adjusted the beginning retained earnings in the consolidated financial statements for the six months ended September 30, 2006. The impact of misstatements to the consolidated financial statements was immaterial. Accordingly, the Company had not revised the consolidated statement of income and consolidated balance sheet except for beginning retained earnings.

(1)	The Company and its certain domestic subsidiaries in Japan historically calculated depreciation of property, plant and equipment, using a salvage value determined as 5% of the acquisition cost. However, since the sales proceeds received for the liquidated assets and their economical value at the end of its useful life historically have been nominal, the Company and its certain domestic subsidiaries assessed the adequacy of the salvage value and concluded that they should have calculated depreciation using the salvage value of ¥1 for its properly, plant and equipment. The Company and its certain domestic subsidiaries recalculated depreciation expenses retrospectively considering the corrected salvage value. The reassessment indicated that an accumulated overstatement of property, plant and equipment in the consolidated financial statements had occurred.

(2)	Equity in income of affiliates should be recognized based on affiliates’ consolidated financial statements in accordance with U.S. generally accepted accounting principles. However, the Company historically recognized equity in income of affiliates based on the results of operations of the parent-only financial statements of the affiliates, as the Company assessed that the difference between the total amounts of equity in income on the consolidation basis and those on the parent-only basis had been immaterial to the Company’s consolidated financial statements under the income statement approach. This misstatement resulted in an accumulated understatement of equity in income of affiliates and the carrying value of the investments in affiliates in the consolidated financial statements.

(3)	The Company reclassified the residual tax effect of minimum pension liabilities included in accumulated other comprehensive income during the year ended March 31, 2006, which related to corporate tax rate changes in the past based on the proportional allocation over the expiration of unrecognized obligation. However, the residual tax effect should have been reclassified only when the pension plan is liquidated or dissolved under the portfolio approach. This misstatement resulted in an understatement of accumulated other comprehensive loss and corresponding overstatement in income tax benefit.

2.	The company adopted the FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes” as of April 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a two step process for the recognition and measurement in the financial statement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 had an immaterial impact on the Company’s financial statements.

Notes to Consolidated Balance Sheets:

1.	The allowance for assets are as follows:

	Yen (millions)
	Mar. 31, 2007	Sep. 30, 2007	Sep. 30, 2006
The allowance for doubtful trade accounts and notes receivables	¥8,199	¥7,520	¥8,259
The allowance for credit losses for finance subsidiaries-receivables	33,512	36,442	37,478
The allowance for losses on lease residual values for financial-subsidiaries receivables	33,928	26,631	35,243
The allowance for inventory losses and obsolescence	27,521	29,955	29,733

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness and debt-related mortgages are as follows:

	Yen (millions)
	Mar. 31, 2007	Sep. 30, 2007	Sep. 30, 2006
Mortgage securitized debt Property, plant and equipment	¥23,654	¥35,338	¥34,732
A finance subsidiary pledged as collateral finance subsidiaries-receivables	1,931	374	4,569
Debt related mortgages
Short-term debt	2,882	5,034	7,451
Long-term debt	17,025	12,851	14,403

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank/loans to costs for their housing costs are as follows:

	Yen (millions)
	Mar. 31, 2007	Sep. 30, 2007	Sep. 30, 2006
Bank loans of employees for their housing costs	¥41,151	¥38,689	¥43,585

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of September 30, 2007, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Stockholders’ Equity:

The total amount of dividends for the fiscal first half ended September 30, 2007, was ¥72,748 million. The total amount of dividends for the fiscal second quarter, the Board of Directors of Honda Motor Co., Ltd., at its meeting held on October 25, 2007, resolved, was ¥39,921 million.

Notes to Information about per Common Share:

Stockholders’ equity per common share and basic net income per common share are as follows:

	Yen
	Mar. 31, 2007	Sep. 30, 2007	Sep. 30, 2006
Stockholders’ equity per common share	¥2,460.28	¥2,666.67	¥2,364.61
Basic net income per common share	324.62	206.26	148.52

Stockholders’ equity per common share has been computed by dividing stockholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2007 and fiscal first half ended September 30, 2007 and 2006 were 1,821,992,908, 1,813,782,887 and 1,823,680,974, respectively.

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2007 and fiscal first half ended September 30, 2007 and 2006 were 1,824,675,228, 1,816,129,778 and 1,826,739,817, respectively. There were no potentially dilutive shares issued during the year ended March 31, 2007 and fiscal first half ended September 30, 2007 and 2006.

Reclassifications and Immaterial Revisions of Classifications:

Certain revisions for misclassifications have been made to the consolidated financial statements for the fiscal first year ended September 30, 2006 to conform to the presentation used for the same period in 2007, as follows. Certain revisions for misclassifications have already been made to the consolidated financial statements for the fiscal year ended March 31, 2007 in the same way.

1.	Minority interest and minority interest in income, which were included in other liabilities and other expenses-other, respectively, have been revised to be disclosed independently in consolidated balance sheets and consolidated statements of income. Minority interest in income and cash dividends paid to minority interests, which were included in other liabilities and other, net, in cash flows from operating activities, have been revised to be disclosed independently in cash flows from operating activities and cash flows from financing activities, respectively, in the consolidated statements of cash flows.

2.	Auction rate securities, which were classified as cash equivalents, have been revised to be classified as available-for-sale securities due within one year, which are included in other current assets in the consolidated balance sheets. Payment for purchase of auction rate securities and proceeds from sales of auction rate securities have been revised to be classified in payment for purchase of available-for-sale securities and proceeds from sales of available-for-sale securities in the consolidated statements of cash flows, respectively.

3.	The long-term portion of deferred tax liabilities and deferred tax assets related to the lease transactions of finance subsidiaries, which were classified in other current liabilities and deferred income taxes, have been revised to be classified in other liabilities and other assets, respectively.

4.	The long-term portion of accrued expenses and prepaid expenses related to pension benefit plans, which were included in accrued expenses and other current assets have been revised to be classified in other liabilities and other assets, respectively. The long-term portion of deferred tax liabilities, which were included in other current liabilities, and deferred tax assets, have also been revised to be classified in other liabilities and other assets.

5.	The long-term portion of prepaid expenses, deferred income and accrued expenses related to extended vehicle service contracts of the subsidiaries in the United States, which were included in other current assets, trade payables accounts and accrued expenses, respectively, have been revised to be classified in other liabilities and other assets. The long-term portion of related deferred tax liabilities, which were included in other current liabilities, and deferred income taxes have also been revised to be classified in other liabilities and other assets.

Certain revisions for misclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 and the fiscal year ended March 31, 2007 to conform to the presentation used for the fiscal first half ended September 30, 2007, as follows.

1.	Investor level goodwill of affiliates, which was classified in other assets, has been reclassified to investments and advances-affiliates.

2.	The long-term portion of deferred tax assets related to pension benefit plans, which were included in deferred income taxes in current assets have been reclassified to other assets.

Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, and insurance services	Retail loan and lease related to Honda products Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

    As of and for the three months ended September 30, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥335,500	¥2,098,830	¥98,052	¥98,492	¥2,630,874	¥—	¥2,630,874
Intersegment	—	—	884	1,598	2,482	(2,482)	—

Total	335,500	2,098,830	98,936	100,090	2,633,356	(2,482)	2,630,874
Cost of sales, SG&A and R&D expenses	303,417	1,967,951	76,333	92,631	2,440,332	(2,482)	2,437,850

Segment income	¥32,083	¥130,879	¥22,603	¥7,459	¥193,024	¥—	¥193,024

    As of and for the three months ended September 30, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥381,649	¥2,356,487	¥133,760	¥99,450	¥2,971,346	¥—	¥2,971,346
Intersegment	—	—	4,076	5,556	9,632	(9,632)	—

Total	381,649	2,356,487	137,836	105,006	2,980,978	(9,632)	2,971,346
Cost of sales, SG&A and R&D expenses	344,640	2,143,448	108,520	98,032	2,694,640	(9,632)	2,685,008

Segment income	¥37,009	¥213,039	¥29,316	¥6,974	¥286,338	¥—	¥286,338

    As of and for the six months ended September 30, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥645,646	¥4,194,436	¥188,040	¥202,476	¥5,230,598	¥—	¥5,230,598
Intersegment	—	—	1,791	6,024	7,815	(7,815)	—

Total	645,646	4,194,436	189,831	208,500	5,238,413	(7,815)	5,230,598
Cost of sales, SG&A and R&D expenses	600,423	3,913,474	137,970	190,001	4,841,868	(7,815)	4,834,053

Segment income	¥45,223	¥280,962	¥51,861	¥18,499	¥396,545	¥—	¥396,053

Assets	997,316	4,970,754	5,513,479	285,109	11,766,658	(575,560)	11,191,098
Depreciation and amortization	17,670	132,808	439	4,618	155,535	—	155,535
Capital expenditures	28,915	236,365	368	5,267	270,915	—	270,915

    As of and for the six months ended September 30, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥749,963	¥4,683,707	¥259,609	¥209,190	¥5,902,469	¥—	¥5,902,469
Intersegment	—	—	8,062	11,058	19,120	(19,120)	—

Total	749,963	4,683,707	267,671	220,248	5,921,589	(19,120)	5,902,469
Cost of sales, SG&A and R&D expenses	681,796	4,322,344	204,141	205,286	5,413,567	(19,120)	5,394,447

Segment income	¥68,167	¥361,363	¥63,530	¥14,962	¥508,022	¥—	¥508,022

Assets	1,196,047	5,635,136	6,085,475	313,730	13,230,388	(572,652)	12,657,736
Depreciation and amortization	22,388	170,506	40,757	5,799	239,450	—	239,450
Capital expenditures	32,127	279,229	448,143	13,812	773,311	—	773,311

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to ¥378,404 million as of September 30, 2006 and ¥356,070 million as of September 30, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include ¥40,260 million of depreciation of property on operating leases for the fiscal first half ended September 30, 2007.

4.	Capital expenditure of Financial Services Business includes ¥447,902 million of purchase of operating lease assets for the fiscal first half ended September 30, 2007.

5.	Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half ended September 30, 2006 to conform to the presentation used for the same period in 2007.

Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Japanese Securities and Exchange Law:

Geographical Information

As of and for the three months ended September 30, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥530,272	¥1,382,419	¥275,046	¥254,226	¥188,911	¥2,630,874	¥—	¥2,630,874
Transfers between geographic areas	645,570	38,643	35,744	59,284	7,445	786,686	(786,686)	—

Total	1,175,842	1,421,062	310,790	313,510	196,356	3,417,560	(786,686)	2,630,874

Cost of sales, SG&A and R&D expenses	1,106,852	1,325,338	301,717	295,248	174,898	3,204,053	(766,203)	2,437,850

Operating income	¥68,990	¥95,724	¥9,073	¥18,262	¥21,458	¥213,507	¥(20,483)	¥193,024

As of and for the three months ended September 30, 2007
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥494,520	¥1,513,873	¥367,999	¥333,416	¥261,538	¥2,971,346	¥—	¥2,971,346
Transfers between geographic areas	721,007	43,297	22,820	82,227	6,376	875,727	(875,727)	—

Total	1,215,527	1,557,170	390,819	415,643	267,914	3,847,073	(875,727)	2,971,346

Cost of sales, SG&A and R&D expenses	1,142,191	1,441,120	374,063	382,234	237,732	3,577,340	(892,332)	2,685,008

Operating income	¥73,336	¥116,050	¥16,756	¥33,409	¥30,182	¥269,733	¥16,605	¥286,338

As of and for the six months ended September 30, 2006
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,019,407	¥2,815,963	¥552,558	¥483,569	¥359,101	¥5,230,598	¥—	¥5,230,598
Transfers between geographic areas	1,265,716	73,025	83,359	117,479	14,180	1,553,759	(1,553,759)	—

Total	2,285,123	2,888,988	635,917	601,048	373,281	6,784,357	(1,553,759)	5,230,598

Cost of sales, SG&A and R&D expenses	2,167,173	2,678,780	620,394	563,349	336,605	6,366,301	(1,532,248)	4,834,053

Operating income	¥117,950	¥210,208	¥15,523	¥37,699	¥36,676	¥418,056	¥(21,511)	¥396,545

Assets	2,711,414	6,624,754	776,990	769,651	357,729	11,240,538	(49,440)	11,191,098
Long-lived assets	878,456	666,171	173,765	178,297	80,442	1,977,131	—	1,977,131

As of and for the six months ended September 30, 2007
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥968,898	¥3,053,469	¥746,162	¥652,936	¥481,004	¥5,902,469	¥—	¥5,902,469
Transfers between geographic areas	1,422,919	87,032	44,928	156,023	13,212	1,724,114	(1,724,114)	—

Total	2,391,817	3,140,501	791,090	808,959	494,216	7,626,583	(1,724,114)	5,902,469

Cost of sales, SG&A and R&D expenses	2,257,840	2,927,429	764,024	738,580	442,303	7,130,176	(1,735,729)	5,394,447

Operating income	¥133,977	¥213,072	¥27,066	¥70,379	¥51,913	¥496,407	¥11,615	¥508,022

Assets	3,028,312	7,228,714	889,298	1,057,354	523,598	12,737,276	(79,540)	12,657,736
Long-lived assets	1,027,024	1,480,613	195,023	249,716	116,123	3,068,499	—	3,068,499

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

2.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to ¥378,404 million as of September 30, 2006 and ¥356,070 million as of September 30, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

4.	Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal first half year ended September 30, 2006 to conform to the presentation used for the same period in 2007.

Overseas Sales and Revenues

    For the three months ended September 30, 2006

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	¥1,376,469	¥277,518	¥329,818	¥219,880	¥2,203,685
Consolidated sales					2,630,874
Overseas sales ratio to consolidated sales	52.3%	10.5%	12.5%	8.5%	83.8%

For the three months ended September 30, 2007

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	¥1,508,837	¥373,049	¥403,592	¥303,338	¥2,588,816
Consolidated sales					2,971,346
Overseas sales ratio to consolidated sales	50.8%	12.6%	13.6%	10.1%	87.1%

For the six months ended September 30, 2006

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	¥2,805,862	¥556,875	¥621,834	¥422,746	¥4,407,317
Consolidated sales					5,230,598
Overseas sales ratio to consolidated sales	53.6%	10.6%	11.9%	8.2%	84.3%

For the six months ended September 30, 2007

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	¥3,042,500	¥754,543	¥785,959	¥565,551	¥5,148,553
Consolidated sales					5,902,469
Overseas sales ratio to consolidated sales	51.5%	12.8%	13.3%	9.6%	87.2%

Explanatory note:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

Investor Information

Shareholders’ Register Manager

for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Depositary and Transfer Agent

for American Depositary Receipts

JPMorgan Chase Bank, N.A.

4 New York Plaza,

New York, NY 10004, U.S.A.

Stock Exchange Listings

[Japan]       Tokyo, Osaka, Nagoya, Fukuoka

                    and Sapporo stock exchanges

[Overseas] New York and London stock exchanges

Total Number of Shares Issued

1,834,828,430 shares (Common Stock)

IR Offices

[Japan]

Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo 107-8556, Japan

TEL: 81-(0)3-3423-1111 (Switchboard)

[U.S.A.]

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

TEL: 1-212-355-9191

[U.K.]

Honda Motor Europe Limited

Public Relations Division

470 London Road, Slough,

Berkshire SL3 8QY, U.K.

TEL: 44 (0) 1753-590-590 (Switchboard)

IR Websites

[Japanese]  http://www.honda.co.jp/investors/

[English]     http://world.honda.com/investors/